

May 11, 2010

Mail Stop 4631

<u>Via U.S. mail and facsimile</u>

Mr. Thomas R. Donahue, Chief Financial Officer
Federated Investors, Inc.
Federated Investors Tower
Pittsburgh, PA   15222

Re: Federated Investors, Inc.
Annual Report on Form 10-K for the FYE December 31, 2009
Filed on February 19, 2010
File No.: 1-14818

Dear Mr. Donahue:

We have completed our review of your Annual Report on Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dorine H. Miller, Financial Analyst, at (202) 551-3711 or, in her absence, contact Dietrich King, Attorney at (202) 551-3338.

Sincerely,

Pamela A. Long
Assistant Director